UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule

On May 16, 2025, Eason Technology Limited (“Eason Technology” or the “Company”) received a notice from NYSE Regulation indicating that the Company is not in compliance with the continued listing standards of NYSE American LLC (“NYSE American” or the “Exchange”). The Company failed to timely file its Form 20-F for the period ended December 31, 2024 (the “2024 Form 20-F”) by the filing due date of May 15, 2025 (the “Filing Delinquency”). The Company is now subject to the procedures and requirements set forth in Section 1007 of the NYSE American Company Guide

NYSE Regulation notified the Company that NYSE American will closely monitor the status of the Company’s 2024 Form 20-F and any subsequent delayed filings for a six-month period from the date of the Filing Delinquency until November 15, 2025 (the “Initial Cure Period”). If the Company fails to cure the Filing Delinquency within the Initial Cure Period, the Exchange may, in its sole discretion, allow the Company’s securities to be traded for up to an additional six-month period until May 15, 2026 (the “Additional Cure Period”) depending on the Company’s specific circumstances. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set out in Section 1010 hereof. If the Exchange determines that an Additional Cure Period of up to six months is appropriate and the Company fails to file the 2024 Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence.

As disclosed in the Form 12b-25 filed by the Company on April 30, 2025, the Company was unable, without unreasonable effort or expense, to file its 2024 Form 20-F as a result of a delay in completing its financial statements for the period ended December 31, 2024. The Company was not able to make the required filing by May 15, 2025. The Company is making all efforts to file the 2024 Form 20-F as soon as possible and within the Initial Cure Period. However, there can be no assurance that the Company will ultimately regain compliance with all applicable Exchange listing standards.

This delinquency notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE American during the cure period subject to continued compliance with the other listing requirements of the NYSE American.

On May 23, 2025, the Company issued a press release announcing receipt of the delinquency notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: May 23, 2025	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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